1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 27, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2012 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (together the "Group") for the six months ended 30 June 2012. This announcement, containing the full text of the 2012 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. This 2012 interim results announcement of the Company is available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and of the Company at www.chalco.com.cn.

CORPORATE INFORMATION

1.	Registered name	:
	Abbreviation of Chinese	:
registered name
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English	:	CHALCO
registered name

2.	First registration date	:	September 10, 2001
	Registered address	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Principal place of business	:	6/F, Nexxus Building,
	in Hong Kong		41 Connaught Road,
Central, Hong Kong
	Internet website of the Company	:	http://www.chalco.com.cn
	E-mail of the Company	:	IR_FAQ@chalco.com.cn

3.	Legal representative	:	Xiong Weiping
	Company (Board) Secretary	:	Liu Qiang
	Telephone	:	(8610)8229 8103
	Fax	:	(8610)8229 8158/8229 8090
	E-mail	:	IR_FAQ@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Representative of the Company's	:	Shen Hui
securities affairs
	Telephone	:	(8610)8229 8560
	Fax	:	(8610)8229 8158
	E-mail	:	IR_FAQ@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Department for corporate	:	Secretarial Office to the Board
information and inquiry
	Telephone for corporate	:	(8610)8229 8560/8229 8456/8229 8157
information and inquiry

4.	Share registrar and transfer office
	H shares	:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong
	A shares	:	China Securities Depository and
Clearing Corporation Limited,
Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC
	American Depositary Receipt	:	The Bank of New York Corporate Trust Office
101 Barclay Street, New York,
NY 10286 USA

5.	Places of listing	:	The Stock Exchange of Hong Kong Limited
New York Stock Exchange
Shanghai Stock Exchange

	Stock name	:	CHALCO
	Stock code	:	2600 (HK)
ACH (US)
601600 (PRC)

6.	Principal bankers	:	Industrial and Commercial Bank of China
China Construction Bank

7.	Independent auditors	:	Ernst & Young
22/F, CITIC Tower,
1 Tim Mei Avenue,
Central, Hong Kong

Ernst & Young Hua Ming
16/F, Ernst & Young Tower, Oriental Plaza,
1 East Chang'an Avenue, Dongcheng District,
Beijing, the PRC
(Postal Code: 100738)

8.	Legal advisers	:	as to Hong Kong law:
Baker & McKenzie
23/F, One Pacific Place,
88 Queensway,
Hong Kong

as to United States law:
Baker & McKenzie
23/F, One Pacific Place,
88 Queensway,
Hong Kong

as to the PRC law:
Jincheng Tongda & Neal
10/F, China World Trade Tower
Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC

The board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") announces the unaudited interim results of the Company and its subsidiaries (together the "Group") for the six months ended June 30, 2012. On behalf of the Board and all of its staff, the Board would like to express its gratitude to our shareholders for their attention and support to the Company.

BUSINESS REVIEW

In the first half of 2012, economic recovery in the Europe was hampered by the enduring and intensifying European debt crisis. Although the US economy has shown some signs of a modest recovery, the recovery is slow. Likewise, the emerging markets also suffered from a weakened growth momentum. Due to the global economic slowdown, as well as the impact of domestic policies relating to macro control and changes in the mode of economic development, China's economic growth was lower than expected. The recurrence of ups and downs during the global economic recovery process has triggered the fall in the prices of metals (including aluminum). In face of the grave challenges on its production and operation, the Group focused on exploring its own potentials and vigorously commenced special efforts to reduce cost and improve efficiency through operational transformation has sustained a steady growth in the production volume of its major products, continuously improved the indicators of its key technologies and facilitated a stable production and operation.

1.

The Group further deepened its operational transformation and enhanced the quality of its management. In the first half of 2012, the Group has extended operational transformation to 5 of its own enterprises. Currently, 22 enterprises of the Company have undergone operational transformation.

2.

The Group continued with benchmark analysis to continuously improve its production index and has achieved a solid increase in production volume. In the first half of 2012, the Group produced 5.97 million tonnes of metallurgical grade alumina, representing an increase of 11.2% over the corresponding period of the preceding year. The Group produced 2.04 million tonnes of primary aluminum products, representing an increase of 7.4% over the corresponding period of the preceding year. The Group produced 0.29 million tonnes of aluminum fabricated products, representing a decrease of 9.4% over the corresponding period of the preceding year.

3.

The Group increased the supply of bauxite from self-developed mines to mitigate the impact arising from the restriction on the bauxite export imposed by the Indonesian government. In the first half of 2012, the Group's production volume of the self-developed mines amounted to 7.44 million tonnes, representing an increase of 12.4% over the corresponding period of the preceding year. As a result of the impact of the change in Indonesia's export policy on the bauxite supply, the Group has promptly assessed the profitability of its alumina production lines by optimizing their schedules, and suspended the operation of certain alumina production lines.

4.

The Group has fully commenced special efforts to reduce cost and to improve capital utilization efficiency and by vigorously pressing ahead with cash flow operational transformation through diversified financing channels, continued to optimise its debt structure and reduced finance costs.

5.

The Group expedited the construction of structural adjustment and significant strategic transformation projects. While giving priority to the implementation of cost-reduction and efficiency-improvement projects such as fast and cost-efficient construction of mines etc., the Group pushed ahead the integrated coal-electricity-aluminum projects in regions such as Xinjiang and Inner Mongolia. Capturing market opportunities, the Group actively participated in the integration of local coal companies by investing in a number of coal companies. The long-term coking coal trading agreement for the supply of coal from the TT Mine was entered into between China Aluminum International Trading Co., Ltd ("Chalco Trading") (), a subsidiary of the Company, and Mongolia Erdenes MGL LLC and has entered into the implementation stage.

6.

The Group's self-developed technologies have contributed positively to profitability and loss control as well as in the Group's structural transformation. Six alumina enterprises adopted the enhanced high-efficiency Bayer technology and achieved remarkable improvement in performance. As the implementation of the newly structured electrolytic cell and the new cathode steel bar technologies has completed ahead of schedule, their applications would definitely facilitate the reduction in electricity consumption and boost economic profitability.

7.

The Group further stepped up its efforts in energy saving and emission reductions, with continuous improvement in its relevant indicators. In the first half of 2012, the Group witnessed a decrease of 6.25 kilograms of standard coal in the overall energy consumption in alumina production per ton and a reduction of 188 kWh/t in electricity consumption for aluminum ingot production. The Group's SO2 and COD emission volumes outperformed the commissioned targets, accounting for 41% and 43% respectively of the total emission volumes set for the year. The recycling rate of industrial waste water reached 94.3% and rehabilitated mining area reached 1,074 hectares.

8.

The Group continued to promote exploration of overseas resources. Chalco Iron Ore Holdings Limited (), a subsidiary of the Company, has participated in and completed the capital contribution of US$1,350 million to the Simandou iron ore project in Guinea ("Simandou Project") after obtaining the approval of the governmental regulatory authorities. The application for mining permit of the bauxite mining area of the joint venture in Laos is progressing fully ahead.

MARKET REVIEW

ALUMINA

Due to the increase in aluminum price and then followed by the change in Indonesia's bauxite export policy, the alumina price in the first half of 2012 witnessed an initial rise followed by a fall. The FOB price of spot alumina in the international market rose from US$303 per tonne early this year to US$325 per tonne in early May, and followed by a decrease in the price of alumina, with the FOB price of spot alumina in the international market in late June at approximately US$305 per tonne. The trend of the alumina price in the domestic market generally aligned with the alumina price. It climbed up to RMB2,710 per tonne in early May, and fell continuously to RMB2,610 per tonne in late June.

Since the beginning of 2012, the global alumina operating production capacity had further increased. However, China's alumina enterprises saw a moderate decrease in the production capacity utilization rate due to the shutdown of part of their production capacities, which was caused by a change in Indonesia's bauxite export policy restricting the export of bauxite in April 2012. By the end of June, the production capacity utilization rate of global alumina was approximately 79.0% while that of China was approximately 81.6%. In the first half of 2012, the global output and consumption of alumina amounted to approximately 47.79 million tonnes and 44.89 million tonnes, respectively, representing an increase of 9.1% and 3.7% over the corresponding period of the preceding year. China's production volume of alumina was approximately 19.06 million tonnes, representing an increase of 9.0% over the corresponding period of the preceding year; imported alumina was approximately 2.47 million tonnes, representing an increase of 144.6% over the corresponding period of the preceding year; demand for alumina reached approximately 18.92 million tonnes, representing an increase of 12.0% over the corresponding period of the preceding year.

PRIMARY ALUMINUM

The global economic environment dragged down the growing demand from aluminum end-customers. As the aluminum prices hovered at low level, most of the aluminum enterprises have suffered losses. In the first half of 2012, the three-month aluminum futures price on London Metal Exchange (LME) reached a record of US$2,349 per tonne, representing a decrease of 16.0% over the corresponding period of the preceding year. The three-month aluminum futures price on LME bottomed at US$1,833 per tonne and averaged at US$2,116 per tonne, representing a decrease of 22.3% and 17.0% over the corresponding period of the preceding year respectively. In contrast, the domestic aluminum price performed better than the international aluminum price, with the three-month aluminum futures price on Shanghai Futures Exchange (SHFE) hitting a high of RMB16,390 per tonne, representing a decrease of only 6.0% over the corresponding period of the preceding year. The three-month aluminum futures price on SHFE bottomed at RMB15,040 per tonne and averaged at RMB16,112 per tonne, representing a decrease of only 8.3% and 4.5% over the corresponding period of the preceding year respectively.

In the first half of the year, the global operating production capacity of aluminum had further increased. As at the end of June 2012, the global production capacity utilization rate of aluminum was approximately 82.0% while that of China was approximately 79.9%. During the same period, primary aluminum production and consumptions increased both in China and around the globe. In the first half of 2012, the global output and consumption of primary aluminum were approximately 23.06 million tonnes and 23.10 million tonnes, representing an increase of 4.2% and 5.1% over the corresponding period of the preceding year, respectively. China's output and consumption of primary aluminum were approximately 9.49 million tonnes and 9.60 million tonnes, representing an increase of 9.8% and 7.9% over the corresponding period of the preceding year, respectively.

ALUMINUM FABRICATION

Impacted by the slowdown in domestic economic growth and the enduring European debt crisis, the market demand from domestic aluminum fabrications downstream industries remained slack in the first half of 2012 and particularly in the second quarter. The export of aluminum fabrication products was affected by the fall in aluminum price and the additional production capacity coming into operation, resulting in intensified competitions in the aluminum fabrication market.

OUTLOOK AND PROSPECTS

In the second half of 2012, the global economy will remain full of complexities as rises and falls of the European debt crisis continue to shadow the global economic landscape. The risks in Europe's economy will be outstanding for at least a short period whilst a weakened momentum is foreseeable in the economic growth of the U.S.. As to China's economy, though a mild rebound is expected to take place in the fourth quarter under the "steady growth" stimulus policy, the growth will be within a narrow range. Despite a slight rebound in the demand for commodities (including aluminum), the aluminum price, affected by cost and restrained by the excessive production capacity, will fluctuate with costs and might be further exposed to volatile fluctuations as impacted by the macroeconomic conditions. The Group will focus its efforts on operational transformation, cost reduction and efficiency promotion as well as strategic transformation and structural adjustment and step up its efforts on the following:

1.

The Group will strive to deepen its operational transformation by enhancing and expanding its operational transformation work and strive to build up its business system. It will resolutely commence cost reduction and efficiency enhancement and through vertical and horizontal comparative analysis, to continuously improve its major production technology indicators.

2.

The Group will further enhance its management and the construction of mines, in a bid to secure its mine supply. With a keen eye on the changes in Indonesia's bauxite export policy, the Group will proactively strive for the export quotas of bauxite from Indonesia through a variety of approaches, including correlating the bauxite export quotas to cooperative bauxite suppliers with a view to resuming the supply of exported bauxite as soon as possible.

3.

The Group will forge ahead with the construction of cost reduction and efficiency promotion projects as well as structural adjustment and strategic transformation projects. It will further optimise the work flow of its production technologies and expedite the migration of its aluminum business to western China and the construction of self-provided power generation plants. It will also actively innovate the investment management mechanism, initiate the operational transformation of investment management to adequately control the investment scale and cautiously assess its investment projects.

4.

The Group will strengthen its market research to capture market opportunities and to enhance its product sales. The Group will fully leverage the advantages of e-platform for commercial procurement and centralized procurement to increase the proportion of direct purchase of raw material commodities, such as coal etc., with a view to minimizing its procurement cost.

5.

The Group will reduce receivables, facilitate liquidity and improve the efficiency of its liquid fund, with a view to enhancing the utilization efficiency of its working capital. It will fully promote a lean cash flow management by formulating month-end inventory targets of working capital and notes of its subsidiaries as well as to research and develop the standards for a safe inventory volume.

6.

The Group will secure the coal resources and mining rights for integrated projects in Xinjiang and Inner Mongolia and expedite its existing coal cooperation projects to strive for commencement of production as early as possible.

7.

The Group will actively explore the technology for combined fly ash application. The Company has started the adoption of technology for the production of alumina from fly ash via the Company's self-developed proprietary technology of alkali leaching with high temperature. Its has started the construction of a demonstration project for the use and industrialization of fly ash for alumina production with an annual capacity of 200,000 tonnes in Ordos, Inner Mongolia.

8.

The Group will continue to expedite technological innovation by focusing on the development of key technology projects, and will facilitate the effects of technology in leading transformation and industrial upgrade as well as in cost reduction and efficiency promotion.

9.	With deepened efforts in reforms and following an innovative development mode, the Group will revitalize its inventory assets and improve the level of return on its assets.

INTERIM RESULTS

The revenue of the Group for the six months ended June 30, 2012 amounted to RMB71,698 million, representing an increase of 8.7% over the corresponding period of the preceding year. The loss attributable to equity holders of the Company amounted to RMB3,253 million. Loss per share attributable to equity holders of the Company was RMB0.241.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended June 30, 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

BUSINESS SEGMENTS

The Group principally engages in alumina refining, primary aluminum smelting, aluminum fabricated products production and the trading of related products. The Group's businesses comprise the following business segments:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina and metal gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products, and other aluminum products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabricated products, other non-ferrous metal products and raw materials and supplemental materials to the Group's internal manufacture plants and external customers outside the Group in the PRC.

Corporate and other operating segments, which mainly include management of corporate, research and development activities.

RESULTS OF OPERATIONS

The Group's net loss attributable to equity holders of the Company for the first half of 2012 was RMB3,253 million, representing a significant decrease from a net profit of RMB413 million of the corresponding period of the preceding year. This was mainly attributable to the continuous decline in sales prices of major products and an increase in cost attributable to the surge in the cost of raw materials, fuels and powers, resulting in the lowering of the profit margin of sales of the Group's major products together with the rise in finance costs arising from the consecutive interest hikes under the macro control of the PRC and the increase in the size of interest-bearing debts of the Company.

REVENUE

The Group's revenue for the first half of 2012 was RMB71,698 million, representing an increase of RMB5,728 million or 8.7% from RMB65,970 million of the corresponding period of the preceding year. This was mainly attributable to the increase in the external sales of the Group's major products and trading volume.

COST OF SALES

Cost of sales of the Group was RMB71,475 million for the first half of 2012, representing an increase of RMB9,744 million or 15.8% from RMB61,731 million of the corresponding period of the preceding year. This was mainly attributable to the increase in the prices of raw materials and fuels and powers of the Group's major products and the increase in external sales of the Group's major products and trading volume.

SELLING AND DISTRIBUTION EXPENSES

The Group's selling and distribution expenses for the first half of 2012 were RMB957 million, representing an increase of RMB195 million or 25.6% from RMB762 million of the corresponding period of the preceding year. This was mainly attributable to the increase in external sales of the Group's major products and coal trading, which led to an increase in storage and transportation expenses.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the first half of 2012 of the Group were RMB1,347 million, representing an increase of RMB92 million or 7.3% from RMB1,255 million of the corresponding period of the preceding year. This was mainly attributable to the establishment of investees and the establishment of new businesses by the Group.

OTHER INCOME

The Group's other income represents government grants which amounted to RMB269 million for the first half of 2012, representing an increase of RMB249 million from RMB20 million of the corresponding period of the preceding year.

OTHER (LOSSES)/GAINS, NET

The net amount of other losses of the Group was RMB203 million for the first half of 2012, representing a decrease of RMB306 million from net gains of RMB103 million of the corresponding period of the preceding year. This was mainly attributable to the decrease in gains from commodity futures contracts, option contracts and foreign currency forward contracts of the Group.

Given the major factors described as above, the Group's operating loss was RMB2,085 million for the first half of 2012, representing a decrease of RMB4,078 million from the operating profit of RMB1,993 million of the corresponding period of the preceding year.

FINANCE COSTS, NET

The Group's net finance costs for the first half of 2012 were RMB2,252 million, representing an increase of RMB760 million or 50.9% from RMB1,492 million of the corresponding period of the preceding year. This was mainly attributable to a sharp increase in the size of interest-bearing debt and the increase of the weighted average interest rate of interest-bearing debt of the Group as compared with that of the corresponding period of the preceding year due to upward adjustments of interest rates by the central bank.

SHARE OF PROFIT OF JOINTLY CONTROLLED ENTITIES

For the six months ended June 30, 2012, the Group's share of profit of jointly controlled entities amounted to RMB13 million, representing a decrease of RMB54 million from RMB67 million of the corresponding period of the preceding year, primarily due to a decrease in the share of profit from Guangxi Huayin Aluminum Co., Ltd.

SHARE OF PROFIT OF ASSOCIATES

For the six months ended June 30, 2012, the Group's share of profit of associates amounted to RMB143 million, representing a decrease of RMB119 million from RMB262 million of the corresponding period of the preceding year, primarily due to the decrease in the share of profit of Jiaozuo Coal Group Zhaogu (Xinxiang) Energy Corporation Co., Ltd..

INCOME TAX

The Group's income tax expense for the first half of 2012 was negative RMB757 million, representing a decrease of RMB896 million from RMB139 million of the corresponding period of the preceding year. This was mainly attributable to a significant loss incurred by the Group for the first half of 2012, which led to an increase in deferred tax assets resulted from the recognition of the tax losses.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Revenue

The Group's revenue from the alumina segment for the first half of 2012 was RMB15,895 million, representing an increase of RMB837 million or 5.6% from RMB15,058 million of the corresponding period of the preceding year.

The revenue from internal sales of alumina segment for the first half of 2012 was RMB14,551 million, representing an increase of RMB922 million or 6.8% from RMB13,629 million of the corresponding period of the preceding year.

The revenue from external sales of alumina segment for the first half of 2012 was RMB1,345 million, representing a decrease of RMB83 million or 5.8% from RMB1,428 million of the corresponding period of the preceding year.

Segment Loss

The Group's loss in the alumina segment for the first half of 2012 was RMB1,560 million, representing a decrease of RMB1,924 million from the profit of RMB364 million of the corresponding period of the preceding.

PRIMARY ALUMINUM SEGMENT

Revenue

The Group's revenue from the primary aluminum segment for the first half of 2012 was RMB28,259 million, representing an increase of RMB560 million or 2.0% from RMB27,699 million of the corresponding period of the preceding year.

The revenue from internal sales of the primary aluminum segment for the first half of 2012 was RMB12,734 million, representing an increase of RMB162 million or 1.3% from RMB12,572 million of the corresponding period of the preceding year.

The revenue from external sales of primary aluminum segment for the first half of 2012 was RMB15,526 million, representing an increase of RMB399 million or 2.6% from RMB15,127 million of the corresponding period of the preceding year.

Segment Loss

The Group's loss in the primary aluminum segment for the first half of 2012 was RMB1,216 million, representing a decrease of RMB1,808 million from the profit of RMB592 million of the corresponding period of the preceding year.

ALUMINUM FABRICATION SEGMENT

Revenue

The Group's revenue from the aluminum fabrication segment for the first half of 2012 was RMB4,997 million, representing a decrease of RMB873 million or 14.9% from RMB5,870 million of the corresponding period of the preceding year.

Segment Loss

The Group's loss in the aluminum fabrication segment for the first half of 2012 was RMB553 million, representing an increase of loss of RMB507 million from the loss of RMB46 million of the corresponding period of the preceding year.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment for the first half of 2012 was RMB56,892 million, representing an increase of RMB8,954 million or 18.7% from RMB47,938 million of the corresponding period of the preceding year.

The revenue from internal sales of trading segment was RMB6,929 million for the first half of 2012, representing an increase of RMB2,673 million or 62.8% from RMB4,256 million of the corresponding period of the preceding year, among which, the revenue from the internal sales of products purchased from internal sources of the Group was RMB890 million, whereas the revenue from the internal sales of products purchased from external sources of the Group was RMB6,039 million.

The revenue from external sales of trading segment was RMB49,962 million in the first half of 2012, representing an increase of RMB6,280 million or 14.4% from RMB43,682 million of the corresponding period of the preceding year, among which, the revenue from the external sales of self-produced products and sold through the trading segment was RMB19,463 million, whereas the revenue from the external sales of products sourced from external suppliers of the Group was RMB30,499 million.

Segment Profit

The Group's profit in the trading segment for the first half of 2012 was RMB274 million, representing a decrease of RMB127 million or 31.7% from RMB401 million of the corresponding period of the preceding year.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from the corporate and other operating segments for the first half of 2012 was RMB253 million, representing an increase of RMB172 million from RMB81 million of the corresponding period of the preceding year.

Segment Loss

The Group's segment loss in corporate and other operating segments for the first half of 2012 was RMB1,101 million, representing an increase of loss of RMB620 million from the loss of RMB481 million of the corresponding period of the preceding year, mainly due to a net increase of RMB461 million in finance costs as a result of continued interest rate raises by the government for macro control and increase in the Group's interest-bearing debt.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of June 30, 2012, the Group's current assets amounted to RMB60,365 million, representing an increase of RMB10,395 million from RMB49,970 million as of the beginning of the year.

As of June 30, 2012, the Group's cash and cash equivalents amounted to RMB9,808 million, representing a decrease of RMB783 million from RMB10,591 million as of the beginning of the year.

As of June 30, 2012, the Group's net balance of inventories amounted to RMB26,422 million, representing an increase of RMB2,298 million from RMB24,124 million as of the beginning of the year, primarily due to an increase in inventories upon an expansion of the Group's newly commissioned capacity.

As of June 30, 2012, the Group's current liabilities amounted to RMB84,149 million, representing an increase of RMB21,789 million from RMB62,360 million as of the beginning of the year, primarily due to the replenishment of working capital resulting from the Group's efforts in optimization of its debt portfolio and an increase in short-term borrowings.

As of June 30, 2012, the liquidity ratio of the Group was 0.72, representing a decrease of 0.08 from 0.80 as of the end of 2011, and the quick ratio was 0.40, representing a decrease of 0.01 from 0.41 as of the end of 2011.

Non-current Liabilities

As of June 30, 2012, the Group's non-current liabilities amounted to RMB41,088 million, representing an increase of RMB4,469 million from RMB36,619 million as of the beginning of the year, primarily due to the new long-term borrowings for Simandou Project and the issuance of the non-public debt financing instruments.

As of June 30, 2012, the debt to asset ratio of the Group was 69.54%, representing an increase of 6.55 percentage points from 62.99% as of the end of 2011.

MEASUREMENT OF FAIR VALUE

The Group strictly adopted policy for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, save as its financial assets and liabilities at fair value through profit or loss (including derivative instruments) are accounted at fair value, others are stated at historical cost.

As of June 30, 2012, the foreign currency forward contracts held by the Group, which were accounted for as financial assets at fair value through profit or loss, amounted to RMB4 million, representing an increase of RMB2 million as compared with the balance as of the end of 2011. The fair value change was recognized as gain. The amount of the commodity futures contracts decreased by RMB4 million as compared with the balance as of the end of 2011. The fair value change was recognized as loss. The amount of the Group's commodity futures contracts and European options measured at fair value and accounted for as financial liabilities were RMB196 million and RMB16 million, respectively, representing an increase of RMB194 million and RMB15 million as compared with the balances as at the end of 2011, respectively. The fair value changes were recognized as loss.

PROVISION FOR INVENTORY IMPAIRMENT

On June 30, 2012, the Group assessed the net realizable value of its inventories. Upon assessment, the provisions for inventory impairment for inventories held as of June 30, 2012 amounted to RMB680 million, representing an increase of RMB305 million as compared with the provisions for impairment of RMB375 million at the end of 2011, of which additional provisions for inventory impairment amounted to RMB496 million and reversal of inventory impairment amounted to RMB191 million through the cost of sales upon the sales of the inventories.

The Group has always adopted the same approach to determine the net realizable value of the inventories and the provisions of inventories impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENTS UNDERTAKINGS

For the six months ended June 30, 2012, the Group's accumulated project investment expenditures amounted to RMB4,280 million, which mainly consisted of investments in energy saving and consumption reduction, environmental protection, resources acquisition and scientific research, which mainly included Liancheng branch's project in relation to the phasing out of obsolete capacity and renovation project, the second phase of aluminum renovation project of Fushun Aluminum, the Guanxi Branch's technological renovation project of 0.48 million tonnes of capacity expansion through alumina exploration, the innovation project of alumina exploration of Shanxi branch and the alumina project of Shanxi Huaxing in Xing County.

As of June 30, 2012, the Group's capital commitment of property, plant and equipment amounted to RMB40,353 million, of which those contracted but not provided for amounted to RMB4,929 million and those authorized but not contracted for amounted to RMB35,424 million.

As of June 30, 2012, the Group's investment commitment amounted to RMB1,590 million, comprised mainly of the capital contributions of RMB915 million, RMB193 million, RMB183 million, RMB131 million and RMB101 million to Gansu Huayang Mining Development Company Limited (), Guizhou Yuneng Mining Co., Ltd. (), Xingshengyuan Coal Co., Ltd. of Huozhou Coal Group (), Chalco Liupanshui Hengtaihe Co., Limited () and Chalco Zunyi Alumina Co., Ltd. (), respectively.

CASH AND CASH EQUIVALENTS

As of June 30, 2012, the Group's cash and cash equivalents amounted to RMB9,808 million, including foreign currency deposits of RMB522.34 million, RMB12.43 million, RMB5.49 million and RMB1.09 million denominated in US dollars, Hong Kong dollars, Australian dollars and Euro, respectively.

CASH FLOWS FROM OPERATING ACTIVITIES

For the first half of 2012, the Group's net cash used for operating activities amounted to RMB1,815 million, representing a decrease of RMB6,639 million from the net cash inflow of RMB4,824 million of the corresponding period of the preceding year, mainly attributable to a decrease in the profit margin of the Group's major products, as well as the increase in trading volume and its business expansion and an increase in utilisation of liquidity fund attributable to newly commissioned production capacity.

CASH FLOWS FROM INVESTING ACTIVITIES

For the first half of 2012, the Group's net cash used in investing activities amounted to RMB16,068 million, representing an increase of RMB10,819 million from the net outflows of RMB5,249 million for the corresponding period of the preceding year, which was mainly attributable to additional investment in Simandou Project for the current period.

CASH FLOWS FROM FINANCING ACTIVITIES

For the first half of 2012, the Group's net cash flows generated from financing activities amounted to RMB17,140 million, representing an increase of RMB16,100 million from the net cash inflows of RMB1,040 million for the corresponding period of the preceding year. This was mainly due to a loan amount of RMB3,442 million in Simandou Project by minority shareholders and an increase of external debt by the Group.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

During the reporting period, no fund raising proceeds were utilized by the Group.

PROJECTS NOT FUNDED BY PROCEEDS

(1)

The proposed investment of Shanxi Xing County's 800,000-tonne alumina project () is RMB4.46 billion. The project is expected to be completed and to commence production by 2013, with an annual alumina production capacity of 800,000 tonnes. By the end of June 2012, the Company had invested RMB1.167 billion in total. The construction in general of the major part of alumina project has been completed and the project currently has entered into the phase of steel structure manufacturing and installation and installation of cells and equipment.

(2)

The proposed investment of Shanxi branch's alumina exploration and renovation project () is RMB0.782 billion. As at the end of June 2012, the Company had invested RMB0.605 billion in total in the project. The project has commenced loading and production in May 2012, with an additional alumina production capacity of 530,000 tonnes.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 104 and 145 of the Company's Articles of Association, all Directors and Supervisors of the Company were appointed for a term of three years, eligible for re-appointments after expiry of their respective terms of office. The Directors of the fourth session of the Board and the shareholder-representative supervisors of the fourth session of the Supervisory Committee were elected at the 2009 annual general meeting held on June 22, 2010. The employee-representative supervisor of the fourth session of the Supervisory Committee of the Company was elected by the employee-representatives of the Company's headquarters and each of its subsidiaries and branches.

Members of the fourth session of the Board and the fourth session of the Supervisory Committee are as below:

Executive Directors	:	Xiong Weiping, Luo Jianchuan,
Liu Caiming and Liu Xiangmin

Non-executive Directors	:	Shi Chungui and Lv Youqing

Independent Non-executive Directors	:	Zhang Zhuoyuan, Wang Mengkui and Zhu Demiao

Supervisors	:	Ao Hong, Yuan Li and Zhang Zhankui

During the reporting period, there was no change in the respective shareholdings of the Directors, Supervisors, and senior management of the Company.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 103,319 employees as of June 30, 2012. For the first half of 2012, the Group had accrued total remuneration of approximately RMB3,331 million to its employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work injury, pension and other miscellaneous items. In accordance with the applicable regulations of the PRC, the Group has participated in pension contribution plans organized by the provincial and municipal governments, under which each of the Group's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The amount of contribution of each plant was in the region of 30% of the employees' salary. As at June 30, 2012, the Group had not paid any retirement benefits directly to its employees.

PARTICULARS OF SHARE CAPITAL STRUCTURE, CHANGES AND SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As of June 30, 2012, the share capital structure of the Company was as follows:

As of June 30, 2012
			Percentage to
		Number of	issued share
		shares held	capital
		(in million)	(%)

Holders of A shares		9,580.52	70.84
Among which:	Aluminum Corporation of China ("Chinalco")	5,214.41	38.56
	Baotou Aluminum (Group) Co., Ltd. (Note 1)	347.87	2.57
	Lanzhou Aluminum Factory (Note 1)	79.47	0.59
	Shanxi Aluminum Plant (Note 1)	7.14	0.05
	Guiyang Aluminum Magnesium
	Design and Research Institute (Note 1)	4.12	0.03
Holders of H shares		3,943.97	29.16

Total		13,524.49	100

Note 1: These are subsidiaries of and/or enterprises controlled by Chinalco.

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the Directors are aware, as at June 30, 2012, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("Hong Kong SFO") or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Hong Kong SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

Percentage in
				the relevant class	Percentage in
Name of substantial	Class of	Number of		of issued share	total share
shareholder	shares	shares held	Capacity	capital	capital in issue

Chinalco	A Shares	5,653,005,687(L)	Beneficial owner and	59.01%(L)	41.80%(L)
		(Note 1)	interests of controlled
corporations
China Cinda	A Shares	800,759,074(L)	Beneficial owner	8.36%(L)	5.92%(L)
Asset Management Co., Ltd.
China Construction Bank	A Shares	613,109,054(L)	Beneficial owner	6.40%(L)	4.53%(L)
Corporation Limited
Templeton Asset	H Shares	988,244,800(L)	Investment manager	25.06%(L)	7.31%(L)
Management Ltd.
BlackRock, Inc.	H Shares	271,819,723(L)	Interests of	6.89%(L)	2.01%(L)
		45,437,433(S)	controlled corporations	1.15%(S)	0.36%(S)
(Note 2)

(L)	The letter "L" denotes a long position.

(S)	The letter "S" denotes a short position.

Notes:

1.

These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interests in 438,598,492 A shares held by various controlled corporations which are subsidiaries of and/or enterprises controlled by Chinalco, comprising 347,866,183 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A shares held by Shanxi Aluminum Plant.

2.	These interests were held directly by various companies controlled by BlackRock, Inc.. Among the aggregate interests in the short position in H shares, 201,462 H shares were derivative interests.

Save as disclosed above and so far as the Directors are aware, as of June 30, 2012, no other person had an interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Hong Kong SFO and as recorded in the register required to be kept under section 336 of the Hong Kong SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARE CAPITAL

During the reporting period, there were no changes in the share capital of the Company.

APPROVAL OF CHANGES IN SHAREHOLDINGS

Not applicable.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As at June 30, 2012, the Company had 539,133 shareholders (including 538,229 holders of A shares and 904 holders (registered shareholders) of H shares).

SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

Unit: shares

		Percentage of	Total	Increase/decrease
		total issued	number of	of shares in the
Name of shareholder	Nature of shareholder	shares	shares held	reporting period	Note
		(%)

Chinalco#	State-owned legal person	38.56	5,214,407,195
HKSCC Nominees Limited	Overseas legal person	29.02	3,924,353,900	Decreased by 748,998
China Cinda Asset Management Co., Ltd.	State-owned legal person	5.92	800,759,074
China Construction Bank Corporation	State-owned legal person	4.53	613,109,054	Decreased by 73,786,643
Guokai Financial Limited Company	State-owned legal person	3.07	415,168,145	Decreased by 10,000,000
Baotou Aluminum (Group) Co., Ltd.	State-owned legal person	2.57	347,866,183	Decreased by 2,371,612
Lanzhou Aluminum Factory	State-owned legal person	0.59	79,472,482
Guizhou Provincial Materials Development	State-owned legal person	0.49	66,549,065		43,000,000
and Investment Corporation					(pledged)
Guangxi Investment Group Co., Ltd.	State-owned legal person	0.31	41,372,956
ICBC - Shanghai 50 ETF Index	Domestic non	0.20	26,657,614	Decreased by 2,587,605
Securities Investment Fund	state-owned legal person

#	This figure does not include the A shares indirectly held by Chinalco through its subsidiaries and/or controlled entities.

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of June 30, 2012, none of the Directors, Chief Executive, or Supervisors and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. For the six months ended June 30, 2012, none of the Directors, Chief Executive, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

During the reporting period, neither the Company nor its subsidiaries repurchased, sold or redeemed any of their shares.

CHARGE ON GROUP ASSETS

As of June 30, 2012, the Group pledged assets with total amount of RMB5,678 million, including property, plant and equipment, land use rights, inventories, trade and notes receivable and time deposits, for bank and other loans.

EXTERNAL GUARANTEES PROVIDED BY THE COMPANY

As at June 30, 2012, the Company provided a joint liability guarantee in favor of Shanxi Huaze Aluminum and Power Co., Ltd. (Shanxi Huaze) for an outstanding amount of RMB370 million. In 2004, the Company and China Construction Bank, Shanxi Aluminum Sub-branch entered into a Guarantee Contract, whereby the Company provided a several liabilities guarantee for a loan of RMB1,120 million made to Shanxi Huaze, a subsidiary of the Company. The guarantee would expire two years after the expiry of the debt performance period under the principal contract.

In November 2011, the Company entered into a Guarantee Agreement with Natixis, being the agent for a consortium of lender, by providing a several liabilities guarantee in respect of a loan of USD300 million by the lenders to Chalco Trading Hong Kong Co., Limited, a wholly-owned subsidiary of the Company, the guarantee period of which will expire upon full repayment of debts under the principal contract.

In April 2012, the Company entered into a "China Development Bank Co., Ltd. US Dollars Facility Guarantee Contract" with the China Development Bank, pursuant to which, the Company will provide several liabilities guarantee in respect of a loan of USD702 million by the lender to Chalco Hong Kong Limited, a wholly-owned subsidiary of the Company. The guarantee period is two years from the date of expiry of the term for performance of loan under the principal contract. As of June 30, 2012, Chalco Hong Kong Limited drew down a loan of USD438.75 million, and the Company provided a several liabilities guarantee in respect of the loan of USD438.75 million.

Save as aforesaid, there were no other external guarantees provided by the Company which are required to be disclosed.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that, except for the roles of Chairman and Chief Executive Office ("CEO") being performed by the same person, such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

During the reporting period, except for the roles of Chairman and CEO being performed by the same person, the Board is of the opinion that the Company has complied with the code provisions of the CG Code (both before and after amendments (effective from April 1, 2012)) and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange. The Board is of the view that the arrangement for the roles of Chairman and CEO being performed by the same person enables better coordination between the Board and the administrative management, which is beneficial to the long term development of the Company's business.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

For clarity, the Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees (the "Required Standards") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Companies" in Appendix 10 of the Hong Kong Listing Rules. Specific employees who are likely to be in possession of unpublished price sensitive information of the Group are also subject to compliance with the Required Standards. All Directors, Supervisors and Relevant Employees, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six months ended June 30, 2012.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to review the financial report of the Company, review the appointment of independent auditors, approve the auditing and provide audit-related services as well as monitoring the internal financial reporting process and management policies of the Company.

The Audit Committee of the fourth session of the Board of the Company consists of three independent non-executive Directors, namely Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui. Mr. Zhu Demiao is the Chairman of the Committee.

The Audit Committee and the management have reviewed the accounting policies and practices adopted by the Group and discussed auditing, internal control and financial statements matters including the review of the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2012.

In the first half of 2012, the Audit Committee convened four meetings in total, including the eleventh meeting of Audit Committee of the fourth session of the Board held on January 4, 2012, at which the proposal in relation to the "Work Summary of Implementation of Internal Control Standards of Aluminum Corporation of China Limited" () was considered and approved; the twelfth meeting of the Audit Committee of the fourth session of the Board held on March 12, 2012, at which fifteen proposals including the 2011 Financial Report were considered; the thirteenth meeting of the Audit Committee of the fourth session of the Board held on April 24, 2012, at which two proposals including the 2012 First Quarterly Financial Report were considered; the fourteenth meeting of the Audit Committee of the fourth session of the Board held on June 29, 2012, at which the proposal in relation to consider the independence of Ernst & Young Hua Ming and Ernst & Young.

SIGNIFICANT EVENTS

1.	CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China (the "Company Law"), the Securities Law of the People's Republic of China (the "Securities Law"), the relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules (the "Shanghai Stock Exchange Listing Rules") and duly performed its corporate governance obligations in line with the requirements of relevant files issued by China Securities Regulatory Commission. Except that the roles of Chairman and CEO which are performed by the same person, the Company has strictly complied with the Hong Kong Listing Rules and its latest amendments' requirements in relation to corporate governance.

During the reporting period, the chairman of the Supervisory Committee was responsible for organizing and implementing self-examination and correction for the Company, in order to comply with the requirements of the "Notice of Implementation of Self-examination and Correction in Standardizing Operation of Listed Companies in Beijing Jurisdiction" () issued by Beijing Securities Regulatory Bureau. The inspection addressed four major aspects including performance of duties by the Supervisory Committee, performance of duties by the Board of Directors, and senior management and information disclosure. Through examination of records and classification of rules, and under the principle of "Objectiveness, Fairness and Responsibility", the Supervisory Committee conscientiously inspected the Company's corporate governance and information disclosure on an item-by-item basis. The Committee prepared a work report on the self-examination and correction based on the inspection results in compliance with the regulatory requirements. The report was submitted to Beijing Securities Regulatory Bureau upon signing by all of the Supervisors.

The Company will continue to be in strict compliance with the requirements of the regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau and Shanghai Stock Exchange. Through regulatory compliance and strict self-regulation, the Company will continuously improve its various corporate governance system to further enhance its corporate governance and internal control system, aiming at protecting the interest of shareholders of the Company, and the Company will maintain consistent, stable and healthy development to bring returns to the society and shareholders through satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, staff, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2.	ASSETS TRANSACTIONS

There were no significant assets transactions of the Group subjected to disclosure requirements during the reporting period.

3.	DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2011

The non-distribution of the 2011 final dividend by the Company was considered and approved at the 2011 annual general meeting on June 29, 2012.

4.	MATERIAL LITIGATION AND ARBITRATION

There was no material litigation and arbitration during the reporting period.

5.	MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD

Connected transactions related to daily operations

During the reporting period, the total amount of major and continuing connected transactions between the Group and connected persons was approximately RMB9,789 million, of which purchase transactions amounted to RMB5,478 million and sales transactions amounted to RMB4,311 million (including product sales and service provision).

All of the above connected transactions during the reporting period have been conducted under the relevant agreements which have been published by way of announcement. The continuing connected transactions of the Group were mainly transactions between the Company and Chinalco.

Connected transactions as a result of acquisition and disposal of assets

There was no disclosable connected transaction as a result of substantial acquisition and disposal of assets during the reporting period.

6.	PERFORMANCE OF UNDERTAKINGS

Chinalco's Undertakings

The following undertakings by Chinalco were made during or subsisting in the reporting period:

During the initial issuance A Shares of the Company, Chinalco provided undertakings principally in relation to non-competition, including:

(1)

Chinalco will arrange to dispose of its aluminum fabrication business, or the Company will acquire the aluminum fabrication business from Chinalco, and acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

(2)

the injection of quality aluminum assets (including but not limited to assets and equity interest of its aluminum, aluminum fabrication and other businesses) as and when appropriate, in order to further optimize the Company's industry chain.

The Company's Undertakings

In August 2011, the Company undertook to use its best endeavors to eliminate by proper means the competition in aluminum business with Jiaozuo Wanfang Aluminum Manufacturing Company Limited () ("Jiaozuo Wanfang") within five years.

Up till now, both Shanxi Aluminum Plant, a wholly-owned subsidiary of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business is not among the principal activities of the Company, the revenue from this segment made up a relatively low portion of the Company's revenue and as the sales locations of pseudo-boehmite of Shandong branch and Shanxi Aluminum Plant are different, the competition between Chinalco and the Company in respect of pseudo-boehmite business is limited.

Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio for the time being.

When condition becomes mature, both Chinalco and the Company will continue to duly implement the matters undertaken within the time limit.

7.	OTHER SIGNIFICANT EVENTS

Acquisition of interest in Winsway Coking Coal (Stock Code at the Hong Kong Stock Exchange: 01733)

The Company agreed with Winsway Resources Holding and its shareholder, Mr. Wang Xingchun, pursuant to which the Company has conditionally agreed to purchase 1,128,186,410 shares of Winsway Coking Coal Holdings Limited legally and beneficially held by Mr. Wang Xingchun, representing 29.9% of the issued share capital of Winsway Coking Coal Holdings Limited, at a total cash consideration of HK$2,391,755,189.20. The acquisition proposal was approved at the 2011 annual general meeting of the Company, and relevant submission for approval to the relevant governmental departments has been commenced. For the details in relation to this transaction, please refer to the announcements of the Company dated April 24, 2012, June 7, 2012 and June 29, 2012.

Acquisition of interest in SouthGobi Resources (Stock Code at the Hong Kong Stock Exchange: 01878)

The Company proposed to make a proportional take-over bid of not more than USD1 billion for up to 60%, but not less than 56%, of the issued and outstanding common shares of SouthGobi Resources Ltd. The proposal for acquisition of such interest was approved at the 2011 annual general meeting of the Company. According to the consensus formed by the Company and Ivanhoe Mines Ltd. (now with its name changed to Turquoise Hill Resources), both parties will continue to engage with the Mongolian Government and re-assess the terms and conditions of the transaction before September 4, 2012. For details in relation to this event, please refer to the announcements of the Company dated April 5, 2012, April 17, 2012, April 26, 2012, June 7, 2012, June 29, 2012, July 4, 2012 and August 2, 2012.

Non-public Offering of A shares

On March 8, 2012, the twenty-third meeting of the fourth session of the Board of the Company resolved to terminate the non-public issue plan for the issuance of not more than 1 billion A shares which had been approved by China Securities Regulatory Commission at September 20, 2011 and at the same time proposed to issue not more than 1.25 billion A shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors. On April 5, 2012, the Company received from the State-owned Assets Supervision and Administration Commission of the State Council (the "SASAC") the approval for such resolution. At the 1st Extraordinary General Meeting for 2012, 1st Class Meeting for Holders of A Shares for 2012 and 1st Class Meeting for Holders of H Shares for 2012 held on May 4, 2012, the shareholders also approved the non-public issue plan and the related matters. On August 24, 2012, at the twenty-ninth meeting of the fourth session of the Board of the Company, the Board resolved to revise the plan of non-public issue on March 8, 2012, by proposing to issue not more than 1.45 billion A shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors. For details of this transaction, please refer to the announcements of the Company dated April 5, 2012, May 5, 2012 and August 24, 2012.

8.	APPOINTMENT OR DISMISSAL OF ACCOUNTANTS

According to the relevant regulations issued by the Ministry of Finance of China and the SASAC, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries (the "SASAC Rotation Requirements").

In accordance with the SASAC Rotation Requirements and as approved at the 2011 annual general meeting of the Company on June 29, 2012, the Company no longer re-appointed PricewaterhouseCoopers Zhong Tian CPAs Company Limited ("PwC Zhong Tian") and PricewaterhouseCoopers ("PwC") as the domestic and international auditors of the Company. Ernst & Young Hua Ming and Ernst & Young have been appointed as the Company's domestic and international auditors respectively for the year 2012.

PwC Zhong Tian and PwC have confirmed that there are no matters in relation to their retirement which should be brought to the attention of the shareholders of the Company.

Report on Review of Unaudited Interim Condensed Consolidated Financial Statements

To the shareholders of Aluminum Corporation of China Limited
(Established in the People's Republic of China with limited liability)

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together the "Group") set out on pages 42 to 96, which comprise the interim condensed consolidated statement of financial position as at June 30, 2012 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting ("IAS 34").

The directors are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young
Certified Public Accountants

22/F, CITIC Tower,
1 Tim Mei Avenue, Central
Hong Kong
August 24, 2012

Unaudited Interim Condensed Consolidated Statement of Financial Position
As at June 30, 2012
(Amounts expressed in thousands of RMB unless otherwise stated)

		June 30,	December 31,
	Note	2012	2011

ASSETS

Non-current assets
Intangible assets	6	4,133,304	4,148,770
Property, plant and equipment	6	94,449,867	93,775,373
Land use rights and leasehold land		2,750,801	2,558,312
Investments in jointly controlled entities	7	1,564,812	1,457,229
Investments in associates	7	11,566,486	2,492,586
Available-for-sale financial investments		72,278	44,878
Deferred tax assets		2,356,478	1,517,339
Other non-current assets		2,829,737	1,169,962

		119,723,763	107,164,449

Current assets
Inventories		26,421,876	24,124,379
Trade and notes receivables	8	7,489,116	5,631,765
Other current assets		11,369,025	7,665,985
Financial assets at fair value through profit or loss		3,527	5,807
Restricted cash and time deposits		4,376,601	1,053,435
Cash and cash equivalents		9,807,916	10,591,306

		59,468,061	49,072,677
Assets of disposal groups classified as held for sale		897,031	897,031

		60,365,092	49,969,708

Total assets		180,088,855	157,134,157

EQUITY AND LIABILITIES

Equity
Share capital		13,524,488	13,524,488
Other reserves		19,836,391	19,714,708
Retained earnings		15,333,548	18,586,803

Equity attributable to equity holders
of the Company		48,694,427	51,825,999

Non-controlling interests		6,157,695	6,328,687

Total equity		54,852,122	58,154,686

Liabilities

Non-current liabilities
Interest-bearing loans and borrowings	9	40,579,328	35,968,526
Deferred tax liabilities		-	4,456
Other non-current liabilities		508,693	646,091

		41,088,021	36,619,073

Current liabilities
Financial liabilities at fair value through profit or loss		211,144	2,280
Interest-bearing loans and borrowings	9	63,828,298	46,737,845
Other payables and accrued expenses		10,803,284	7,168,325
Trade and notes payables	10	9,271,453	8,401,310
Income tax payable		34,533	50,638

		84,148,712	62,360,398

Total liabilities		125,236,733	98,979,471

Total equity and liabilities		180,088,855	157,134,157

Net current liabilities		(23,783,620)	(12,390,690)

Total assets less current liabilities		95,940,143	94,773,759

The accompanying notes are an integral part of the financial statements.

Xiong Weiping	Liu Caiming

Director	Director

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income
For the six months ended June 30, 2012
(Amounts expressed in thousands of RMB unless otherwise stated)

For the six months ended June 30

	Note	2012	2011

Revenue	5	71,697,781	65,969,749
Cost of sales		(71,475,469)	(61,730,772)

Gross profit		222,312	4,238,977

Selling and distribution expenses	11	(956,885)	(761,507)
General and administrative expenses	12	(1,347,432)	(1,254,937)
Research and development expenses		(69,604)	(77,285)
Impairment loss on property, plant and equipments		-	(275,225)
Other income	13	269,332	19,512
Other (losses)/gains, net	13	(202,730)	103,175

Operating (loss)/profit		(2,085,007)	1,992,710

Interest income	14	120,061	59,019
Finance costs	14	(2,372,315)	(1,550,555)
Share of profit of jointly controlled entities	7	12,500	67,373
Share of profit of associates	7	143,410	262,464

(Loss)/profit for the period before income tax		(4,181,351)	831,011

Income tax benefit/(expense)	15	756,583	(139,180)

(Loss)/profit for the period		(3,424,768)	691,831

Other comprehensive loss, net of tax:
Currency translation differences		(6,306)	(15,674)

Total other comprehensive loss
for the period, net of tax		(6,306)	(15,674)

Total comprehensive (loss)/income for the period		(3,431,074)	676,157

(Loss)/profit for the period attributable to:
Equity holders of the Company		(3,253,255)	412,580
Non-controlling interests		(171,513)	279,251

		(3,424,768)	691,831

Total comprehensive (loss)/ income
for the period attributable to:
Equity holders of the Company		(3,259,561)	396,906
Non-controlling interests		(171,513)	279,251

		(3,431,074)	676,157

(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share
for (loss)/profit attributable to ordinary
equity holders of the parent
(expressed in RMB per share)	16	(0.241)	0.031

The accompanying notes are an integral part of the financial statements.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity
For the six months ended June 30, 2012
(Amounts expressed in thousands of RMB unless otherwise stated)

Attributable to equity holders of the Company

Capital reserves

			Other	Statutory		Currency			Non-
	Share	Share	capital	surplus	Special	translation	Retained		controlling	Total
	capital	premium	reserves	reserve	reserve	differences	earnings	Total	interests	equity

Balance as at January 1, 2012	13,524,488	12,846,728	945,777	5,867,557	90,780	(36,134)	18,586,803	51,825,999	6,328,687	58,154,686

Loss for the period	-	-	-	-	-	-	(3,253,255)	(3,253,255)	(171,513)	(3,424,768)

Other comprehensive loss:
Currency translation differences	-	-	-	-	-	(6,306)	-	(6,306)	-	(6,306)

Total other comprehensive loss	-	-	-	-	-	(6,306)	-	(6,306)	-	(6,306)

Total comprehensive loss	-	-	-	-	-	(6,306)	(3,253,255)	(3,259,561)	(171,513)	(3,431,074)

Transactions with owners:
Release of deferred
governmental subsidies	-	-	106,340	-	-	-	-	106,340	-	106,340
Capital injection from
non-controlling shareholders of
subsidiaries	-	-	-	-	-	-	-	-	5,300	5,300
Other appropriations	-	-	-	-	16,185	-	-	16,185	3,318	19,503
Share of reserve of associates	-	-	-	-	5,464	-	-	5,464	9,404	14,868
Dividend paid by non-wholly
owned subsidiaries	-	-	-	-	-	-	-	-	(17,501)	(17,501)

Total transactions with owners	-	-	106,340	-	21,649	-	-	127,989	521	128,510

Balance as at June 30, 2012	13,524,488	12,846,728	1,052,117	5,867,557	112,429	(42,440)	15,333,548	48,694,427	6,157,695	54,852,122

Balance as at January 1, 2011	13,524,488	12,847,519	780,061	5,867,557	72,579	(14,093)	18,502,681	51,580,792	5,606,063	57,186,855

Profit for the period	-	-	-	-	-	-	412,580	412,580	279,251	691,831

Other comprehensive loss:
Currency translation differences	-	-	-	-	-	(15,674)	-	(15,674)	-	(15,674)

Total other comprehensive loss	-	-	-	-	-	(15,674)	-	(15,674)	-	(15,674)

Total comprehensive
(loss)/income	-	-	-	-	-	(15,674)	412,580	396,906	279,251	676,157

Transactions with owners:
Release of deferred
governmental subsidies	-	-	526	-	-	-	-	526	-	526
Acquisition of non-controlling
interests	-	(790)	-	-	-	-	-	(790)	(159,480)	(160,270)
Acquisition of assets	-	-	-	-	-	-	-	-	413,521	413,521
Other appropriations	-	-	-	-	18,711	-	-	18,711	178	18,889
Share of reserve of associates	-	-	-	-	6,170	-	-	6,170	7,707	13,877
2010 final dividends	-	-	-	-	-	-	(153,852)	(153,852)	(65,852)	(219,704)

Total transactions with owners	-	(790)	526	-	24,881	-	(153,852)	(129,235)	196,074	66,839

Balance as at June 30, 2011	13,524,488	12,846,729	780,587	5,867,557	97,460	(29,767)	18,761,409	51,848,463	6,081,388	57,929,851

The accompanying notes are an integral part of the financial statements.

Unaudited Interim Condensed Consolidated Statement of Cash Flows
For the six months ended June 30, 2012
(Amounts expressed in thousands of RMB unless otherwise stated)

For the six months ended June 30

	Note	2012	2011

Net cash flows (used in)/generated from
operating activities		(1,815,384)	4,824,444

Investing activities

Purchases of intangible assets	6	(27,010)	(107,739)
Purchases of property, plant and equipment	6	(3,951,009)	(4,531,481)
Purchases of land use rights and leasehold land		(186,017)	(136,428)
Proceeds from disposal of property,
plant and equipment	6	81,121	48,376
Purchases of other non-current assets		(104,407)	(176,353)
Increase in restricted cash		(61,000)	(30,000)
Investments in jointly controlled entities	7	(161,554)	-
Investments in associates	7	(9,026,225)	(412,465)
Payment of consideration for
acquisition of non-controlling interests		-	(85,429)
Dividend received		110,605	101,441
Interest received		-	750
Purchase of held-to-maturity assets		(500,000)	-
(Payments)/proceeds from settlement of future
and option contracts, net		(497,752)	52,131
Loans to related parties		(200,000)	-
Advance to an associate		(1,263,476)	-
Deposit for investment projects		(283,415)	(111,037)
Asset related government grants received		8,543	109,850
Others		(6,777)	29,057

Net cash flows used in investing activities		(16,068,373)	(5,249,327)

Financing activities

Proceeds from issuance of short-term bonds,
net of issuance costs		-	4,985,000
Proceeds from issuance of medium-term bonds,
net of issuance costs		2,000,000	-
Repayments of medium-term notes and short-term bonds		(5,000,000)	(15,300,000)
Drawdown of short-term and long-term loans		45,202,515	33,264,103
Payments of loan deposit		(4,004,878)	-
Repayments of short-term and long-term loans		(22,284,966)	(19,812,845)
Loans from non-controlling shareholders		3,441,818	-
Capital injection from non-controlling shareholders		5,300	-
Dividends paid by subsidiaries to non-controlling shareholders		(16,890)	(46,160)
Interest paid		(2,202,761)	(2,049,645)

Net cash flows generated from financing activities		17,140,138	1,040,453

Net (decrease)/increase in cash and cash equivalents		(743,619)	615,570

Net foreign exchange differences		(39,771)	709

Cash and cash equivalents at beginning of the period		10,591,306	8,982,710

Cash and cash equivalents at end of the period		9,807,916	9,598,989

The accompanying notes are an integral part of the financial statements.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the six months ended June 30, 2012
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and aluminum fabrication products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, iron ore, carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products.

The Company is a joint stock company which was incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company of the Company is Aluminum Corporation of China () ("Chinalco"), a company incorporated and domiciled in the PRC and wholly owned by State-owned Assets Supervision and Administration Commission of the State Council.

The interim condensed consolidated financial statements are presented in Renminbi ("RMB") unless otherwise stated.

The interim condensed consolidated financial statements have not been audited.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2012 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at December 31, 2011.

As at June 30, 2012, the Group's current liabilities exceeded its current assets by approximately RMB23,784 million (December 31, 2011: RMB12,391 million). The Board of Directors of the Company has considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflows from operating activities in 2012;

*

Unutilized banking facilities of approximately RMB76,323 million as at June 30, 2012, of which amounts totaling RMB60,439 million will be subject to renewal during the next 12 months. The directors of the Company are confident that other banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from the date these financial statements were approved. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

(b)	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2011, except in relation to the following new and revised International Financial Reporting Standards ("IFRSs") (which include all International Financial Reporting Standards, International Accounting Standards and new Interpretations) that are effective from January 1, 2012:

-	IAS 12 Amendments - Deferred Tax: Recovery of Underlying Assets

This amendment to IAS 12 includes a rebuttable presumption that the carrying amount of investment property measured using the fair value model in IAS 40 will be recovered through sale and, accordingly, that any related deferred tax should be measured on a sale basis. The presumption is rebutted if the investment property is depreciable and it is held within a business model whose objective is to consume substantially all of the economic benefits in the investment property over time, rather than through sale. Specifically, IAS 12 requires that deferred tax arising from a non-depreciable asset measured using the revaluation model in IAS 16 should always reflect the tax consequences of recovering the carrying amount of the underlying asset through sale. This amendment has no impact to the Group's interim condensed consolidated financial statements as the Group does not have investment property carrying at fair value during the six months ended June 30, 2012.

-	IFRS 7 Amendment - Financial Instruments: Disclosures - Transfers of Financial Assets

The amendment to IFRS 7 aims to enhance disclosures for financial assets. These disclosures relate to assets transferred (as defined under IAS 39). If the assets transferred are not derecognised entirely in the financial statements, an entity has to disclose information that enables users of financial statements to understand the relationship between those assets which are not derecognised and their associated liabilities. If those assets are derecognised entirely, but the entity retains a continuing involvement, disclosures have to be provided that enable users of financial statements to evaluate the nature of, and risks associated with, the entity's continuing involvement in those derecognised assets. This amendment has no impact to the Group's interim condensed consolidated financial statements as there was no transfer of financial investments during the six months ended June 30, 2012.

-	IFRS 1 Amendment- Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters

When an entity's date of transition to IFRS is on or after the functional currency normalisation date, the entity may elect to measure all assets and liabilities held before the functional currency normalisation date, at fair value on the date of transition to IFRS. This fair value may be used as the deemed cost of those assets and liabilities in the opening IFRS statement of financial position. However, this exemption may only be applied to assets and liabilities that were subject to severe hyperinflation. The amendment has no impact on the Group's financial statements.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of interim condensed consolidated financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2011.

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended December 31, 2011.

There have been no changes in the risk management department or in any risk management policies since last year end. Compared to last year end, there was no material change in the status of market risk and credit risk.

(b)	Fair value estimation

Below is a summary of analysis on financial instruments carried at fair value, by the valuation method. The different levels have been defined as follows:

Level 1:	Fair value measured based on quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	Fair value measured based on valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	Fair value measured based on valuation techniques for which any inputs which have a significant effect on the recorded fair value are not based on observable market data.

As at June 30, 2012 and December 31, 2011, all available-for-sale financial investments of the Group are measured at cost; financial assets and financial liabilities at fair value through profit or loss with carrying value as at June 30, 2012 of RMB3.5 million and RMB15.5 million, respectively (December 31, 2011: financial assets: RMB1.9 million; financial liabilities: RMB0.5 million), are measured at Level 2 fair value, and financial assets and liabilities at fair value through profit or loss with carrying value as at June 30, 2012 of nil and RMB195.6 million, respectively (December 31, 2011: financial assets: RMB3.9 million; financial liabilities: RMB1.8 million), are measured at Level 1 fair value.

The Group did not have any financial assets nor any financial liabilities measured at Level 3 fair value as at June 30, 2012 and December 31, 2011.

In the first half of 2012, there were no significant transfers of financial assets and financial liabilities between Level 1 and Level 2 fair value hierarchy classifications.

(c)	Liquidity risk

Compared to December 31, 2011, there was no material change in the contractual undiscounted cash outflows for financial liabilities, except for the net increase in short-term loans and borrowings amounting to RMB20,972 million which were primarily issued for working capital and to replace the short-term bonds with a total face value of RMB5 billion that have expired but not renewed as at June 30, 2012; and the addition and the repayment of long-term bank and other loans amounting to RMB5,938 million and RMB2,198 million, respectively.

As at June 30, 2012, the Group had total banking facilities of approximately RMB149,757 million (December 31, 2011: RMB100,520 million) of which amounts totaling RMB73,434 million have been utilized as at June 30, 2012 (December 31, 2011: RMB57,771 million). Banking facilities of approximately RMB106,591 million will be subject to renewal within the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiring based on their past experience and good credit standing.

In addition, as at June 30, 2012, the Group had credit facilities through its primary aluminum futures agent at the London Metal Exchange amounting to USD137.00 million (equivalent to RMB866.51 million) (December 31, 2011: USD132.00 million (equivalent to RMB831.72 million)) of which USD29.97 million (equivalent to RMB189.58 million) (December 31, 2011: USD1.49 million (equivalent to RMB9.39 million)) has been utilized. The futures agent has the right to adjust the related credit facilities.

5.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue recognized during the period is as follows:

For the six months ended June 30

	2012	2011

Sales of goods (net of value-added tax)	70,132,515	64,625,179
Other revenue	1,565,266	1,344,570

	71,697,781	65,969,749

Other revenue primarily includes revenue from the sales of scrap and other materials, the supply of electricity, gas, heat and water and the provision of machinery processing and other services.

(b)	Segment information

The chief operating decision-maker of the Company has been identified as the Company's Executive Committee. The Executive Committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance. The Executive Committee considers the business from a product perspective comprising alumina, primary aluminum, aluminum fabrication for the Group's manufacturing business, and the trading business is identified as a separate reportable operating segment. In addition, the Group's operating segments include corporate and other operating activities.

The Executive Committee assesses the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the Executive Committee is consistent with that applied in these interim condensed consolidated financial statements. Management has determined the operating segments based on the reports reviewed by the Executive Committee that are used to make strategic decisions.

The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

The aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sale of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

The trading segment, which engages in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and raw materials and supplemental materials to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries and international and domestic suppliers to the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated from the segment revenue of the respective segments which supplied the products to the trading segment.

Corporate and other operating segments, which mainly include management of corporate, research and development activities.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted at terms mutually agreed among group companies, and have been eliminated at the consolidated level.

For the six months ended June 30, 2012

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Total revenue	15,895,336	28,259,293	4,997,428	56,891,724	253,353	(34,599,353)	71,697,781
Inter-segment revenue	(14,550,712)	(12,733,667)	(231,357)	(6,929,272)	(154,345)	34,599,353	-

Sales of self-produced
products	19,463,206
Sales of products sourced
from external suppliers	30,499,246
Revenue from
external customers	1,344,624	15,525,626	4,766,071	49,962,452	99,008	-	71,697,781

Segment (loss)/profit	(1,560,178)	(1,216,186)	(552,939)	274,045	(1,101,092)	(25,001)	(4,181,351)
Income tax benefit							756,583

Loss for the period							(3,424,768)

Other items:
Interest income	8,707	21,601	8,386	50,948	30,419	-	120,061
Finance costs	(438,156)	(747,159)	(224,242)	(126,176)	(836,582)	-	(2,372,315)
Share of profit of jointly
controlled entities	-	-	-	-	12,500	-	12,500
Share of profit/(loss) of associates	-	136,623	(292)	-	7,079	-	143,410
Amortisation of land use
rights and leasehold land	(12,622)	(21,552)	(3,864)	(8)	(1,334)	-	(39,380)
Depreciation and amortisation
excluding the amortization
of land use rights and
leasehold land	(1,521,640)	(1,387,692)	(258,341)	(1,944)	(58,110)	-	(3,227,727)
(Loss)/gain on disposal of
property, plant and equipment	(250)	3,421	80	(255)	(38)	-	2,958
Change for impairment
of inventories	(228,319)	(86,170)	16,515	(6,305)	-	-	(304,279)
(Provision for)/reversal of
impairment of receivables,
net of bad debts recovered	(776)	559	-	-	(809)	-	(1,026)

Additions to non-current
assets during the period
Intangible assets	25,931	-	184	-	895	-	27,010
Land use rights	50,381	122,974	12,662	-	-	-	186,017
Property, plant and equipment	1,997,743	1,741,506	211,447	46,591	69,759	-	4,067,046

For the six months ended June 30, 2011

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

Total revenue	15,057,518	27,698,845	5,870,036	47,938,339	80,558	(30,675,547)	65,969,749
Inter-segment revenue	(13,629,133)	(12,572,208)	(217,567)	(4,256,040)	(599)	30,675,547	-

Sales of self-produced
products	17,924,025
Sales of products sourced
from external suppliers	25,758,274
Revenue from
external customers	1,428,385	15,126,637	5,652,469	43,682,299	79,959	-	65,969,749

Segment profit/(loss)	364,381	591,805	(46,385)	400,677	(481,390)	1,923	831,011
Income tax expense							(139,180)

Profit for the period							691,831

Other items:
Interest income	10,397	12,417	3,333	8,840	24,032	-	59,019
Finance costs	(311,374)	(634,741)	(185,772)	(49,168)	(369,500)	-	(1,550,555)
Share of profit of jointly
controlled entities	-	-	-	-	67,373	-	67,373
Share of profit of associates	-	255,122	1,892	-	5,450	-	262,464
Amortisation of land use rights
and leasehold land	(13,421)	(11,115)	(3,746)	(8)	(1,119)	-	(29,409)
Depreciation and amortisation
excluding the amortization
of land use rights and
leasehold land	(1,341,529)	(1,404,236)	(167,184)	(1,651)	(51,079)	-	(2,965,679)
Gain/(loss) on disposal of
property, plant and equipment	1,707	9,863	(4)	-	(461)	-	11,105
Provision for impairment of
property, plant and equipment	(275,225)	-	-	-	-	-	(275,225)
Change for impairment of
inventories	3,021	7,223	4,213	-	-	-	14,457
Reversal of/(provision for)
impairment of receivables,
net of bad debts recovered	19,416	(32)	(2,462)	-	2,749	-	19,671

Additions to non-current
assets during the period
Intangible assets	217,082	4,857	8,952	-	712,927	-	943,818
Land use rights	136,428	79	-	-	-	-	136,507
Property, plant and equipment	1,550,660	1,589,310	431,720	1,260	38,558	-	3,611,508

					Corporate
					and other	Inter-
		Primary	Aluminum		operating	segment
	Alumina	aluminum	fabrication	Trading	segments	elimination	Total

As at June 30, 2012

Segment assets	62,108,649	58,021,907	15,163,846	18,303,763	29,577,688	(5,742,618)	177,433,235

Unallocated:
Deferred tax assets							2,356,478
Prepaid income tax							299,142

Total assets							180,088,855

Segment liabilities	37,457,562	30,683,048	10,578,391	15,573,950	37,028,853	(6,119,604)	125,202,200

Unallocated:
Income tax payable							34,533

Total liabilities							125,236,733

As at December 31, 2011

Segment assets	61,051,299	56,843,300	15,749,941	12,219,330	13,386,026	(3,939,370)	155,310,526

Unallocated:
Deferred tax assets							1,517,339
Prepaid income tax							306,292

Total assets							157,134,157

Segment liabilities	30,771,919	31,233,582	11,953,100	9,696,315	19,568,267	(4,298,806)	98,924,377

Unallocated:
Deferred tax liabilities							4,456
Income tax payable							50,638

Total liabilities							98,979,471

The Company is domiciled in the PRC. Geographical information on operating segments is as follows:

For the six months ended June 30

	2012	2011

Segment revenue from external customers
- The PRC	69,433,283	65,967,241
- Other countries	2,264,498	2,508

	71,697,781	65,969,749

	June 30,	December 31,
	2012	2011

Non-current assets (excluding financial assets
and deferred tax assets)
- The PRC	107,987,870	105,322,848
- Other countries	8,863,202	279,384

	116,851,072	105,602,232

For the six months ended June 30, 2012, revenues of approximately RMB12,277 million (for the six months ended June 30, 2011: RMB17,057 million) are derived from entities directly or indirectly owned or controlled by the PRC government, including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, aluminum fabrication and trading segments. There is no other individual customer with transaction of more than 10% of the Group's revenue.

6.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Intangible assets

			Mineral	Computer		Property,
		Mining	exploration	software		plant and
	Goodwill	rights	rights	and others	Total	equipment

Net book amount
as at January 1, 2012	2,362,735	568,006	1,081,427	136,602	4,148,770	93,775,373
Additions	-	19,478	6,596	936	27,010	4,067,046
Disposals	-	(220)	(1,188)	-	(1,408)	(284,110)
Amortisation
and depreciation	-	(27,570)	-	(13,498)	(41,068)	(3,063,785)
Reclassification	-	24,279	(24,279)	-	-	-
Transfer-out to land
use rights	-	-	-	-	-	(44,961)
Currency translation
differences	-	-	-	-	-	304

Net book amount
as at June 30, 2012	2,362,735	583,973	1,062,556	124,040	4,133,304	94,449,867

Net book amount
as at January 1, 2011	2,362,735	530,396	-	140,744	3,033,875	90,778,672
Additions	-	91,958	429,465	13,874	535,297	3,611,508
Acquisition of assets	-	-	408,521	-	408,521	-
Disposals	-	-	-	-	-	(12,931)
Amortisation
and depreciation	-	(24,390)	-	(14,775)	(39,165)	(2,771,445)
Provision for impairment	-	-	-	-	-	(339,215)
Currency translation
differences	-	-	-	-	-	(12,469)

Net book amount
as at June 30, 2011	2,362,735	597,964	837,986	139,843	3,938,528	91,254,120

7.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

Movements in investments in jointly controlled entities and associates are as follows:

	Jointly
	controlled
	entities	Associates

As at January 1, 2012	1,457,229	2,492,586
Capital injection/addition (Notes (a) and (b))	161,554	9,026,225
Share of profit for the period	12,500	143,410
Share of change in reserves	-	14,870
Dividends distributed	(66,471)	(110,605)

As at June 30, 2012	1,564,812	11,566,486

(a)	Jointly controlled entities

In the first half of 2012, the Company injected additional cash amounting to RMB82 million as capital contribution to Shanxi Jiexiu Xinyugou Coal Co., Ltd. () ("Xinyugou Coal"). Xinyugou Coal is a company incorporated in the PRC with limited liability and its principal activity is coal production in Shanxi Province of the PRC. As at June 30, 2012, the Company holds 34% equity interest in Xinyugou Coal.

In March 2012, the Company, through a wholly owned subsidiary, Guizhou Mining Co., Ltd., and Liupanshui Hengtaihe Mining Investment Co., Ltd. (), jointly established Chalco Liupanshui Hengtaihe Mining Co., Ltd. () ("Hengtaihe Mining"). Hengtaihe Mining is a company incorporated in the PRC with limited liability and its principal activity is coal production in Guizhou Province of the PRC. As at June 30, 2012, the Group has injected cash amounting to RMB75 million as capital contribution and holds 49% equity interest in Hengtaihe Mining.

In June 2012, the Company, through a 24% owned subsidiary, Jiaozuo Wanfang Co., Ltd., and Junzheng Trading Co., Ltd. (), jointly established Jiaozuo Wanfang Water Company () ("Wanfang Water"). Wanfang Water is a company incorporated in the PRC with limited liability and its principal activity is sewage disposal and recycling in Henan Province of the PRC. As at June 30, 2012, the Group has injected cash amounting to RMB4.5 million and holds 50% equity interest in Wanfang Water.

(b)	Associates

In May 2012, the Company, through a wholly owned subsidiary, Shanxi Huayu Energy Invetstment Co., Ltd., acquired 45% equity interest in Shanxi Chengcheng Dongdong Coal Co., Ltd. () ("Dongdong Coal") from Shanxi Sanqin Energy Co., Ltd.
() with a total consideration of RMB200 million. As at June 30, 2012, the Group has paid cash consideration amounting to RMB180 million. Dongdong Coal is a company incorporated in the PRC with limited liability and its principal activity is coal production in Shanxi Province of the PRC.

In May 2012, the Company, through a wholly owned subsidiary, Zunyi Mining Co., Ltd., acquired 25% equity interest in Guizhou Yuneng Mining Co., Ltd. () ( "Yuneng Mining") from Chongqing Wujiang Shiye (Group) Co., Ltd. () with a total consideration of RMB473 million. As at June 30, 2012, the Group has paid cash consideration amounting to RMB280 million. Yuneng Mining is a company incorporated in the PRC with limited liability and its principal activity is coal production in Guizhou Province of the PRC.

On July 29, 2010, the Company, Rio Tinto plc ("Rio Tinto") and Rio Tinto Iron Ore Atlantic Limited, two limited liability companies incorporated in England, entered into a Joint Development Agreement (the "Agreement") for the development and operation of an open-pit iron ore mine located in Guinea, West Africa (the "Simandou Project"). Pursuant to the Agreement, subject to the approval by the relevant Chinese government authorities, the Company agreed to acquire by stages up to 47% equity interests in a newly set up company, Simfer Jersey Limited, which owns a 95% equity interest of Simandou Project, at a total consideration of USD1.35 billion. On November 28, 2011, the Company, through a wholly owned subsidiary, Chalco HongKong Limited, and four external investors entered into a framework agreement to jointly incorporate a company, namely Chalco Iron Ore Holdings Limited, for investment in the 47% interest in Simfer Jersey Limited. Pursuant to this framework agreement, Chalco HongKong Limited holds a 65% equity interest in Chalco Iron Ore Holdings Limited. During the period, the relevant Chinese government authorities had approved the Group's investment in Simfer Jersey Limited. On April 24, 2012, Chalco Iron Ore Holdings Limited paid a total cash consideration of USD1.35 billion (equivalent to approximately RMB8.57 billion) to Simfer Jersey Limited and acquired 47% equity interest.

Except for Simfer Jersey Limited, the English names of the jointly controlled entities and associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

8.	TRADE AND NOTES RECEIVABLES

	June 30,	December 31,
	2012	2011

Trade receivables	2,923,009	1,866,554
Less: provision for impairment of receivables	(369,067)	(371,357)

	2,553,942	1,495,197

Notes receivable	4,935,174	4,136,568

	7,489,116	5,631,765

As at June 30, 2012, notes receivable amounting to RMB1,741.7 million (December 31, 2011: nil) was discounted with banks but not yet due.

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, generally a credit period of 3 to 12 months may be granted. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. As at June 30, 2012, the ageing analysis of trade and notes receivables is as follows:

	June 30,	December 31,
	2012	2011

Within 1 year	7,109,868	5,383,058
Between 1 and 2 years	298,301	180,604
Between 2 and 3 years	44,327	26,537
Over 3 years	405,687	412,923

Less: provision for impairment of receivables	(369,067)	(371,357)

	7,489,116	5,631,765

9.	INTEREST-BEARING LOANS AND BORROWINGS

	June 30,	December 31,
	2012	2011

Long-term loans and borrowings
Bank and other loans (Note (a))
- Secured (Note (f))	200,000	447,163
- Guaranteed (Note (e))	6,308,181	3,723,744
- Unsecured	20,637,001	19,259,546

	27,145,182	23,430,453

Medium-term notes and long-term bonds (Note (b))
- Guaranteed (Note (e))	1,988,182	1,987,107
- Unsecured	16,733,274	14,715,440

	18,721,456	16,702,547

Total long-term loans and borrowings	45,866,638	40,133,000

Current portion of long-term loans and borrowings	(5,287,310)	(4,164,474)

Non-current portion of long-term loans and borrowings	40,579,328	35,968,526

Short-term loans and borrowings
Bank and other loans (Note (c))
- Secured (Note (f))	2,813,683	613,000
- Guaranteed (Note (e))	3,546,894	1,645,045
- Unsecured	46,934,001	30,064,749

	53,294,578	32,322,794

Short-term bonds, unsecured (Note (d))	5,246,410	10,250,577

Current portion of long-term loans and borrowings	5,287,310	4,164,474

Total short-term loans and borrowings and
current portion of long-term loans and borrowings	63,828,298	46,737,845

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans is set out below:

Loans from banks and other
financial institutions	Other loans

	June 30,	December 31,	June 30,	December 31,
	2012	2011	2012	2011

Within 1 year	5,283,657	4,152,354	3,653	12,120
Between 1 and 2 years	4,766,351	6,276,588	7,653	12,230
Between 2 and 5 years	13,088,315	11,604,870	44,836	36,692
Over 5 years	3,913,209	1,296,000	37,508	39,599

	27,051,532	23,329,812	93,650	100,641

(ii)

Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rates of long-term bank and other loans for the six months ended June 30, 2012 and 2011 were 6.21% and 5.45%, respectively.

(b)	Medium-term notes and long-term bonds

As at June 30, 2012, outstanding long-term bonds and medium-term notes are summarized as follows:

		Effective	June 30,	December 31,
	Face value/maturity	interest rate	2012	2011

2007 long-term bonds	2,000,000/2017	4.64%	1,988,182	1,987,107
2008 medium-term notes	5,000,000/2013	4.92%	4,977,989	4,970,489
2010 medium-term notes	1,000,000/2015	4.34%	990,579	989,079
2010 medium-term notes	1,000,000/2015	4.20%	990,400	988,900
2011 medium-term notes	5,000,000/2016	6.03%	4,983,457	4,979,707
2011 Jiaozuo Wanfang
medium-term bonds	800,000/2016	6.85%	796,528	795,694
2011 medium-term bonds	2,000,000/2014	6.36%	1,993,071	1,991,571
2012 medium-term bonds	2,000,000/2015	5.13%	2,001,250	-

			18,721,456	16,702,547

Long-term bonds and medium-term notes were issued for capital expenditure purposes and operating cash flows and bank loans re-financing.

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by stated-owned companies to the Group.

The weighted average annual interest rates of short-term bank and other loans for the six months ended June 30, 2012 and 2011 were 6.30% and 5.30%, respectively.

(d)	Short-term bonds

As at June 30, 2012, outstanding short-term bonds are summarized as follows:

		Effective	June 30,	December 31,
	Face value/maturity	interest rate	2012	2011

2011 short-term bonds	5,000,000/2012	4.63%	-	5,137,435
2011 short-term bonds	5,000,000/2012	5.36%	5,246,410	5,113,142

			5,246,410	10,250,577

All the above short-term bonds were issued for working capital.

(e)	Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

	June 30,	December 31,
Guarantors	2012	2011

Long-term bonds
Bank of Communications ()	1,988,182	1,987,107

Long-term loans
Chinalco	1,184,295	1,419,038
Luoyang Economic Investment Co., Ltd. *
() (Note (ii))	47,140	90,241
Lanzhou Aluminum Factory* () (Note (i))	27,000	31,600
Yichuan Power Industrial Group Company*
() (Note (ii))	24,443	41,822
China Nonferrous Metals Processing Technology Co., Ltd. *
() (Note (iii))	15,470	26,469
The Company	5,009,833	2,114,574

	6,308,181	3,723,744

Short-term loans
Chinalco	1,230,000	1,330,000
The Company	2,316,894	315,045

	3,546,894	1,645,045

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i)	The guarantor is a subsidiary of Chinalco and a shareholder of the Company.

(ii)	The guarantors are non-controlling shareholders of a subsidiary of the Company.

(iii)	The guarantor is a subsidiary of Chinalco.

(f)	Securities for long-term and short-term bank and other loans

The Group has pledged various assets as collateral against certain secured loans. As at June 30, 2012, a summary of these pledged assets is as follows:

	June 30,	December 31,
	2012	2011

Property, plant and equipment	3,188,152	1,307,190
Land use rights	46,666	123,270
Inventories	555,715	555,715
Trade and notes receivable	1,827,393	-
Time deposits	60,000	-

	5,677,926	1,986,175

10.	TRADE AND NOTES PAYABLES

	June 30,	December 31,
	2012	2011

Trade payables	6,100,933	6,511,435
Notes payables	3,170,520	1,889,875

	9,271,453	8,401,310

As at June 30, 2012, the ageing analysis of trade and notes payables is as follows:

	June 30,	December 31,
	2012	2011

Within 1 year	8,843,869	7,900,950
Between 1 and 2 years	204,843	342,504
Between 2 and 3 years	86,708	35,426
Over 3 years	136,033	122,430

	9,271,453	8,401,310

11.	SELLING AND DISTRIBUTION EXPENSES

For the six months ended June 30

	2012	2011

Transportation and loading expenses	623,668	504,220
Packaging expenses	93,746	103,991
Port expenses	33,025	32,282
Employee benefit expenses	26,582	22,696
Sales commissions and other handling fees	7,276	7,071
Warehouse and other storage fees	27,560	9,877
Marketing and advertising expenses	7,702	6,384
Depreciation expenses	15,025	10,170
Others	122,301	64,816

	956,885	761,507

12.	GENERAL AND ADMINISTRATIVE EXPENSES

For the six months ended June 30

	2012	2011

Employee benefit expenses	428,066	395,685
Taxes other than income tax expense (Note)	266,172	309,818
Depreciation of non-production property,
plant and equipment	74,642	79,045
Amortisation of land use rights and leasehold land	39,380	29,464
Operating lease rental expenses	71,886	63,793
Traveling and entertainment	89,822	76,573
Utilities and office supplies	41,953	41,245
Pollutants discharge fees	17,698	20,047
Repairs and maintenance	26,640	21,798
Insurance expense	31,338	40,881
Legal and other professional fees	40,173	24,123
Others	219,662	152,465

	1,347,432	1,254,937

Note:	Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

13.	OTHER INCOME AND OTHER GAINS, NET

(a)	Other income

For the six months ended June 30, 2012, other income represented government grants amounting to RMB269 million (for the six months ended June 30, 2011: RMB20 million), which were recognized as income for the period necessary to compensate the costs and the Group's development, etc. There are no unfulfilled conditions or contingencies attached to the grants.

(b)	Other (losses)/gains, net

For the six months ended June 30

	2012	2011

Realised (loss)/gain on future,
forward and option contracts, net (Note)	(33,751)	51,868
Unrealised (loss)/gain on future,
forward and option contracts, net (Note)	(205,368)	23,057
Gain on disposal of property,
plant and equipment, net	2,958	11,105
Others	33,431	17,145

	(202,730)	103,175

Note:	None of these future, forward and option contracts are designated for hedge accounting.

14.	INTEREST INCOME/ FINANCE COSTS

For the six months ended June 30

	2012	2011

Interest income from banks	(120,061)	(59,019)

Interest expense	2,725,506	1,909,713
Interest expense capitalised in property,
plant and equipment	(357,898)	(355,279)
Exchange losses/(gains), net	4,707	(3,879)

Finance costs	2,372,315	1,550,555

Finance costs, net	2,252,254	1,491,536

Capitalisation rate during the period	5.77%-6.94%	4.59%-6.20%

15.	INCOME TAX (BENEFIT)/EXPENSE

For the six months ended June 30

	2012	2011

Current income tax expense
- PRC enterprise income tax	87,018	119,775

Deferred income tax (benefit)/expense	(843,601)	19,405

	(756,583)	139,180

Income tax benefit or expense is recognized based on management's best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated weighted average annual income tax rate used for the six months ended June 30, 2012 was 18.1% (for the six months ended June 30, 2011: 16.7%).

16.	(LOSS)/EARNINGS PER SHARE

(a)	Basic

Basic loss or earnings per share are calculated by dividing the loss or profit attributable to equity holders of the Company by the weighted average number of shares in issue during the period.

For the six months ended June 30

	2012	2011

(Loss)/profit attributable to equity holders
of the Company (RMB)	(3,253,255,000)	412,580,000
Weighted average number of ordinary shares in issue	13,524,487,892	13,524,487,892

Basic (loss)/earnings per share (RMB)	(0.241)	0.031

(b)	Diluted

Diluted loss or earnings per share for the six months ended June 30, 2012 and 2011 were the same as the basic loss or earnings per share as there was no potential dilutive share.

17.	DIVIDENDS

The Company will not distribute an interim dividend for the six months ended June 30, 2012 (for the six months ended June 30, 2011: nil).

18.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	June 30,	December 31,
	2012	2011

Contracted but not provided for	4,929,421	6,450,714
Authorized but not contracted for	35,423,933	33,525,464

	40,353,354	39,976,178

(b)	Commitments under operating leases

Pursuant to non-cancellable operating lease agreements entered into by the Group, the future aggregate minimum lease payments as at June 30, 2012 are summarized as follows:

	June 30,	December 31,
	2012	2011

Within one year	693,219	666,963
In the second to fifth year, inclusive	2,772,795	2,655,916
After five years	20,291,383	18,905,447

	23,757,397	22,228,326

(c)	Other capital commitments

As at June 30, 2012, the Company is committed to make capital contribution to its subsidiaries, jointly controlled entities and associates as follows:

	June 30,	December 31,
	2012	2011

Subsidiaries	1,034,872	-
Jointly controlled entities	130,800	-
Associates	424,080	69,613

	1,589,752	69,613

19.	SIGNIFICANT RELATED PARTY TRANSACTIONS

Other than the related party information and transactions disclosed elsewhere in the interim condensed consolidated financial statements, the following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(a)	Significant related party transactions

For the six months ended June 30

	2012	2011

Sales of goods and services rendered:

Sales of materials and finished goods to:
Chinalco and its subsidiaries	3,367,888	5,870,749
Associates of Chinalco	-	5,737
Jointly controlled entities	25,885	-
Associates	716	-

	3,394,489	5,876,486

Provision of utility services to:
Chinalco and its subsidiaries	172,015	169,443
Associates of Chinalco	6,593	4,478

	178,608	173,921

Provision of products processing service to:
Chinalco and its subsidiaries	3,865	-

Purchases of goods and services:

Purchase of engineering, construction
and supervisory services from:
Chinalco and its subsidiaries	1,200,237	1,132,733

Purchases of key and auxiliary materials,
equipments and finished goods from:
Chinalco and its subsidiaries	2,082,929	1,729,476
Associates of Chinalco	-	73,130
Jointly controlled entities	-	750,101
Associates	712,621	39

	2,795,550	2,552,746

Provision of social services and logistics services by:
Chinalco and its subsidiaries	151,905	138,475

Provision of utility services by:
Chinalco and its subsidiaries	155,513	160,545
Associates of Chinalco	-	3,448

	155,513	163,993

Provision of products processing service by:
Chinalco and its subsidiaries	88,186	123,612

Rental expenses for land use rights
and buildings charged by Chinalco
and its subsidiaries	347,131	333,629

(b)	Key management personnel compensation

For the six months ended June 30

	2012	2011

Fees	371	388
Basic salaries, housing fund,
other allowances and benefits in kind	1,785	1,414
Pension costs - defined contribution schemes (Note 1)	128	104

	2,284	1,906

Note 1:	The Group provided the pension to key management personnel in accordance with the regulation of Beijing Social Security Bureau.

For the six months ended June 30, 2012, the Group paid remuneration to 14 key management personnel compared to 11 key management personnel in the corresponding period of preceding year.

20.	CONTINGENT LIABILITIES

As at June 30, 2012, the Group does not have significant contingent liability.

21.	SIGNIFICANT SUBSEQUENT EVENTS

In addition to the subsequent events disclosed elsewhere in the interim financial statements, there are the following significant subsequent events:

(a)

On July 4, 2012, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100.00 per unit) matured on September 3, 2012 for working capital and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 3.35%.

On July 5, 2012, the Company issued short-term bonds with a total face value of RMB2 billion at par (face value of RMB100.00 per unit) matured on August 4, 2012 for working capital and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 3.30%. These short-term bonds were repaid on August 4, 2012.

On July 17, 2012, the Company issued short-term bonds with a total face value of RMB5 billion at par (face value of RMB100.00 per unit) matured on July 18, 2013 for working capital and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 3.60%.

On August 1, 2012, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100.00 per unit) matured on October 31, 2012 for working capital and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 3.50%.

(b)

On August 11, 2012, the Company entered into the Equity Transfer Agreement with China Zhongtou Trust Co., Ltd. () (" China Zhongtou Trust"), to acquire its 11.88% equity interest of Ningxia Electric Power Group Co., Ltd. () ("Ningxia Electric Power") in consideration of RMB674.9 million. On August 13, 2012, the Company entered into the Equity Transfer Agreement with Bank of China Group Investment Limited () ("BOCGI"), to acquire its 23.42% equity interest in Ningxia Electric Power in a consideration of RMB1,347.7 million. Upon completion of the above acquisition, the Company will become the largest shareholder of Ningxia Electric Power by holding 35.3% of its equity interest.

22.	COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform with the current period's presentation.

23.	APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements were approved and authorised for issue by the board of directors on August 24, 2012.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
24 August 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary